Mäuschen Finanz Inc.

February 21, 2011-

TAMM Oil and Gas Corp

Suite 1120, 833 4th ave SW

Calgary, Alberta Canada   via 001 403 262 5094

Attention: Mr. Don Hryhor and William Tighe.

To the Board of Directors of TAMM Oil and Gas Corp

Gentlemen

We wish to confirm that the terms of the Mäuschen Finanz Inc agreement presented have been accepted and approved for purposes of financing Manning Heavy Oil project in Northern Alberta.

We do confirm through our private investors and funds we have placed in excess of 40,000,000 swiss francs into North American energy projects over the last two years without syndication. Our clients and associated funds, and banks are more than capable of funding the immediate and medium term TAMM requirements based feasibility study by Chapman Engineering and a formal Plan of Development approved by the Board and suitable for publication, which we acknowledge is your next step.

It is expected that you now prepare and submit a initial draft of your plan of development (POD) including all capital expenditure requirements and anticipated results for the next three years. This POD shall be based on the feasibility study currently underway at Chapman Engineering.

Term of this agreement – 3 years from signing.

Upon signing this letter of intent - Mäuschen Finanz Inc will immediately fund $100,000 USD as first payment to be used for debt payments in a private placement at $.125 USD and a warrant at $.25 USD. Upon providing a Plan of Development within 2 weeks of the issuance of the POD and the Chapman Engineering Report, and approved by the Board, an additional $400,000 USD as a private placement at $.125 USD to be used for debt reduction to be funded on a draw down basis approved by both parties to this agreement. Mäuschen Finanz Inc shall have the option to fund the full $400,000 USD at its sole discretion prior to the POD being accepted. Should the POD not be acceptable to Mäuschen Finanz Inc, then the $100,000 will be immediatly refundable with interest at Bank of Canada prime plus 3%.

Approval will not be unreasonably withheld. This agreement will stay in place until that refund is made. Mäuschen Finanz Inc will also nominate one board member as an oil and gas representative to the Board of TAMM Oil and Gas Corp. for the balance of this agreement.

As a condition of the funds now being advanced we require you now execute our fee agreement and First Right of Refusal on financing. This agreement will be terminated as the result of any major reorganization where TAMM is not the survivor company.

At your request, this letter may be shared confidentially with your partners but may not be used for purposes of competitive shopping and by acceptance of funds arranged and forwarded via these placements you accept and will implement a stand still position for TAMM on equity and debt financings until you have presented the final plan of development to us.

This offer is open for acceptance until 4:00 PM EST February 28, 2011.

Sincerely

Managing Director

Terms and Conditions

For arranging for financing – loans and equity investments from Europe as per the attached commitment letter - Mäuschen Finanz Inc shall have the right to place the following additional private placement amounts in TAMM Oil and GAS Corp

Up to 10,000,000 units at $.15 CAD for a total of $1,500,000 USD or at 20% discount for the first 90 days and then subsequent to that - the 5 day VWAP for the balance of the term of this agreement committment

Commissions to be 8% paid upon funding and 8% cashless broker warrants

TAMM Oil and GAS Corp.

Accepted	Accepted	Accepted	Accepted
Don Hryhor	William S Tighe	Wictor Musial	Harri Huuskonen

TAMM Oil and Gas Corp. – UNITS SUBSCRIPTION AGREEMENT

A completed and originally executed copy of this Subscription Agreement and Schedules A, B and C, if applicable, duly completed and signed, must be delivered to the Corporation.

TO: TAMM Oil and Gas Corp. (the "Corporation")

The undersigned (the "**Subscriber**") hereby irrevocably subscribes for and agrees to purchase the number of units (the "**Units**") set forth below for the subscription price of USD $0.125 per Unit representing the aggregate consideration set forth below (the "**Aggregate Subscription Price**"), upon and subject to the terms and conditions set forth in "Terms and Conditions of Subscription for Units of TAMM Oil and Gas Corp." attached hereto (together with the face pages and the attached Exhibits, the "**Subscription Agreement**"). Each Unit will consists of one common share in the capital of the Corporation ("**Common Shares**") and one warrant ("**Warrant**") where each Warrant entitles the holder to purchase one Common Share in the capital of the Corporation at an exercise price of USD $.25.

Subscriber's Particulars:

Mauschen Finanz Inc.
Name of Subscriber - please print

By: ______________________
Authorized Signature

____
Name and Official Capacity or Title of signatory if not Subscriber (please print)

____
Subscriber's Residential Address

____
City/Town Province Postal Code

______________________ ______________________
Telephone Number Fax Number

____
e-mail address

Citizenship: ______________________

The Subscriber owns, directly or indirectly, the following securities (including options) of the Corporation: ______________________
The Subscriber is ☐ or is not ☐ an insider of the Corporation; or
The Subscriber is ☐ or is not ☐ a member of the pro group of the Corporation *[Please check the applicable box(s)]*

Number of Units: 800,000

Aggregate Subscription Amount: $USD 100,000

If the Subscriber is signing as agent for a principal, unless it is deemed to be purchasing as principal under NI 45-106, complete the following and ensure that the applicable Schedule(s) are completed on behalf of such principal:

____
Name of Principal

____
Principal's Residential Address

____
City/Town Province Postal Code

____
Principal's Telephone Number

____
Principal's e-mail address

Citizenship: ______________________

Register the Securities as above ☐, or as set forth below:

____
Name

____
Account reference, if applicable

____
Address

____
City/Town Province Postal Code

Certificates for Securities will be delivered to the registered shareholder unless delivery is otherwise specified as set forth below:

____
Contact Name and Telephone Number

____
Account reference, if applicable

____
Address

____
City/Town Province Postal Code

DATED this ___ day of ______ 2011

TAMM Oil and Gas Corp.

Per: ______ ______

Subscription No: 104

This is the first page of an agreement comprised of 13 pages (not including Schedules A, B and C).

TERMS AND CONDITIONS OF SUBSCRIPTION FOR UNITS OF
TAMM Oil and Gas Corp.

1.   **Terms of the Offering.** The Subscriber (on its own behalf and, if applicable, on behalf of each person on whose behalf the Subscriber is contracting) acknowledges that:

   (a)   this subscription is subject to rejection or allotment by the Corporation in whole or in part at any time and in accordance with applicable Securities Laws (as defined herein);

   (b)   the Common Shares subscribed for by it hereunder form part of a larger issuance and sale by the Corporation of up to 2,500,000 Units (or such other number of Units as may be determined by the Corporation) at a subscription price of USD $0.125 per Unit, where each Unit is comprised of one Common Share and one Warrant (the "**Offering**");

   (c)   each Warrant entitles the holder to purchase one Common Share in the capital of the Corporation at an exercise price of USD $0.25 for a period of 36 months following the closing of the Offering (the "**Expiry Date**");

   (d)   if the Closing Date or Closing Dates do not occur on or before such dates as the Corporation may determine, or in the event that the Corporation rejects the Subscription Agreement, the subscription proceeds will be promptly returned to the Subscriber, without interest or deduction;

   (e)   the Corporation is a company incorporated under the laws of the State of Nevada, and because some officers and directors are located outside of Canada, it may not be possible for you to effect service of process on them within Canada or to enforce against them, in Canada, judgements obtained in Canadian courts; further, it may not be possible to enforce judgments of Canadian courts against the Corporation in the United States.

2.   **Definitions.** In this Subscription Agreement, unless the context otherwise requires:

   (a)   "**Accredited Investor Status Certificate**" means the Accredited Investor Status Certificate in the form attached hereto as Schedule A which is required to be completed by a Subscriber who is purchasing securities as an "accredited investor" pursuant to NI 45-106;

   (b)   "**affiliate**", "**distribution**" and "**insider**" have the respective meanings ascribed to them in the *Securities Act* (Alberta);

   (c)   "**Closing**" means the completion of the issue and sale by the Corporation and the purchase by the Subscribers of the Common Shares pursuant to the subscription agreements, in the form of this Subscription Agreement, completed by Subscribers;

   (d)   "**Closing Date**" or "**Closing Dates**" means such date or dates as the Corporation may determine;

   (e)   "**Closing Time**" means 10:00 a.m. (Calgary time) on the Closing Date or such other time as the Corporation may determine;

   (f)   "**Designated Provinces**" means British Columbia, Alberta and Ontario and such other provinces that may be designated by the Corporation prior to the Closing Date;

   (g)   "**material**" means material in relation to the Corporation and its subsidiaries considered on a consolidated basis;

   (h)   "**NI 45-106**" means National Instrument 45-106 *Prospectus and Registration Exemptions*, as amended from time to time;

(i)   **"Offering"** means the issuance and sale by the Corporation of up to 1,000,000 Units;

(j)   **"person"** includes:

    (i)   an individual;

    (ii)   a corporation;

    (iii)   a partnership, trust, fund and an association, syndicate, organization or other organized group of persons, whether incorporated or not; and

    (iv)   an individual or other person in that person's capacity as a trustee, executor, administrator or personal or other legal representative;

(k)   **"Securities"** means the Common Shares, the Warrants and the Common Shares to be issued on the exercise of the Warrants;

(l)   **"Securities Commissions"** means, collectively, the securities commission or other securities regulatory authority in each of the Designated Provinces;

(m)   **"Securities Laws"** means collectively, the applicable securities laws of each of the Designated Provinces and the respective instruments, regulations and rules made and forms prescribed thereunder together with all applicable published policy statements, blanket orders, rulings and notices of the Securities Commissions;

(n)   **"spouse"** means an individual who:

    (i)   is married to another individual and is not living separate and apart within the meaning of the *Divorce Act* (Canada), from the other individual;

    (ii)   is living with another individual in a marriage-like relationship, including a marriage-like relationship between individuals of the same gender; or

    (iii)   in Alberta, is an individual referred to in paragraph (i) or (ii), or is an adult interdependent partner within the meaning of the *Adult Interdependent Relationships Act* (Alberta);

(o)   **"Subscribers"** means all subscribers for the Units pursuant to the Offering, including the Subscriber; and

3.   **Delivery and Payment.** The Subscriber agrees that the following documents shall be delivered to TAMM Oil and Gas Corp., Suite 1120, 833 - 4th Ave. SW, Calgary, AB T2P 3T5 Attention: William Tighe, not later than 5:00 p.m. (Calgary time) on the day that is 2 business days prior to the Closing Date or such other date or place as the Corporation may advise:

(a)   a completed and duly signed copy of this Subscription Agreement;

(b)   if the Subscriber is purchasing Units as an "accredited investor" (as such term is defined in NI 45-106), a completed and duly signed copy of the NI 45-106 Accredited Investor Status Certificate attached hereto as Schedule A;

(c)   if the Subscriber is purchasing Units as a close friend or business associate pursuant to section 5(g)(ii), a completed and duly signed copy of the close personal friend/close business associate questionnaire attached hereto as Schedule B;

(d)   if the Subscriber is a corporation, a completed and duly signed copy of Form 4C, Corporate Place Registration Form attached hereto as Schedule C;

(e)   any other documents required by applicable Securities Laws which the Corporation requests; and

The Subscriber acknowledges and agrees that documents referred to in this section, when executed and delivered by the Subscriber, will form part of and will be incorporated into this Subscription Agreement with the same effect as if each constituted a representation and warranty or covenant of the Subscriber hereunder in favour of the Corporation. The Subscriber consents to the filing of such documents as may be required to be filed with the applicable securities regulatory authorities in connection with the transactions contemplated hereby. The Subscriber acknowledges and agrees that this subscription, the Subscription Price and any other documents delivered in connection herewith will be held by the Corporation until Closing.

4.   **Closing.** The transactions contemplated hereby will be completed at the date when cancellation of promissory note is signed.

5.   **Authorization.** The Subscriber hereby irrevocably authorizes the Corporation, in its sole discretion: (a) to act as its representative at the closing and to execute in its name and on its behalf all closing receipts and documents required; (b) to complete or correct any errors or omissions in any form or document provided by the Subscriber; and (c) to receive on its behalf certificates representing the Common Shares and Warrants purchased under this Subscription Agreement or to arrange for their delivery.

6.   **Subscriber's Representations, Warranties, Covenants & Acknowledgments.** The Subscriber (on its own behalf and, if applicable, on behalf of each person on whose behalf the Subscriber is contracting) represents, warrants, covenants and acknowledges to the Corporation (and acknowledges that the Corporation and respective counsel are relying thereon), that both at the date hereof and at the Closing Time:

(a)   **Authorization and Effectiveness.** If the Subscriber is an individual, it is of the full age of majority and has all requisite legal capacity and competence to execute and deliver this Subscription Agreement and to observe and perform its covenants and obligations hereunder, or if the Subscriber is a corporation, the Subscriber is a valid and subsisting corporation, has the necessary corporate capacity and authority to execute and deliver this Subscription Agreement and to observe and perform its covenants and obligations hereunder and has taken all necessary corporate action in respect thereof or, if the Subscriber is a partnership, syndicate or other form of unincorporated organization, the Subscriber has the necessary legal capacity and authority to execute and deliver this Subscription Agreement and to observe and perform its covenants and obligations hereunder and has obtained all necessary approvals in respect thereof, and, if the Subscriber is subscribing for Units hereunder as agent for a principal, it is duly authorized to execute and deliver this Subscription Agreement and all other necessary documentation in connection with such subscription on behalf of such principal and, in any case, upon acceptance by the Corporation, this Subscription Agreement has been duly and validly authorized, executed and delivered by the Subscriber and constitutes a legal, valid and binding contract of the Subscriber (and any beneficial purchaser whom the Subscriber is subscribing on behalf of) enforceable against the Subscriber (and any beneficial purchaser whom the Subscriber is subscribing on behalf of) in accordance with its terms and will not result in a violation of any of the Subscriber's applicable constating documents, any of the terms or provisions of any law applicable to the Subscriber or any agreement to which the Subscriber is a party or by which it is bound;

(b)   **Residence; Citizenship.** The Subscriber is a resident of the jurisdiction referred to under "Subscriber's Particulars" on page 1 hereof, which will not be in the United States. The Subscriber is not a citizen of the United States;

(c)   <u>No Offering Memorandum.</u> The Subscriber has not received, nor has it requested, nor does it have any need to receive, any offering memorandum, or any other document (other than financial statements, interim financial statements or any other document, the content of which is prescribed by statute or regulation) describing the business and affairs of the Corporation which has been prepared for delivery to, and review by, prospective subscribers in order to assist it in making an investment decision in connection with this Offering and it has not become aware of any advertisement in printed media of general and regular paid circulation (or other printed public media) or on radio, television or telecommunications or other form of advertisement (including electronic display such as the Internet) with respect to the distribution of the Common Shares;

(d)   <u>Purchasing as Principal.</u> Except as provided in subsection 5(f) hereof, the Subscriber is purchasing the Units as principal (as defined in all applicable Securities Laws) for its own account, and not for the benefit of any other person;

(e)   <u>Purchasing for Investment Only.</u> Except as provided in subsection 5(f) hereof, the Subscriber is purchasing the Subscriber's Units for investment only and not with a view to resale or distribution. The Subscriber is aware that no prospectus has been filed with any of the Securities Commissions or similar regulatory authority in connection with the sale of the Units, and it is purchasing the Units pursuant to an exemption from the prospectus requirement or similar requirement under applicable Securities Laws and, as a consequence: (i) it is restricted from using most of the civil remedies available under Securities Laws; (ii) it may not receive information that would otherwise be required to be provided to it under Securities Laws; and (iii) the Corporation is relieved of certain obligations that would otherwise apply under Securities Laws;

(f)   <u>Purchasing as Agent or Trustee.</u> In the case of the purchase hereunder by the Subscriber of Units as agent or trustee for any principal whose identity is disclosed or undisclosed or identified by account number only, each beneficial purchaser of the Units hereunder is purchasing the Units as principal for its own account, and not for the benefit of any other person, for investment only and not with a view to resale or distribution, is a resident and citizen of the jurisdiction as set out under "Subscriber's Particulars" on page 1 hereof, and the Subscriber has due and proper authority to act as agent or trustee for and on behalf of such beneficial purchaser in connection with the transactions contemplated hereby, and this Subscription Agreement has been duly authorized, executed and delivered by or on behalf of, and constitutes a legal, valid and binding agreement of, such beneficial purchaser, and:

>   (i)   it is an "accredited investor" as defined in paragraph (p) or (q) of the definition of "accredited investor" in NI 45-106 provided, however that it is not a trust company or trust corporation registered under the laws of Prince Edward Island that is not registered under the *Trust and Loan Companies Act* (Canada) or under comparable legislation in another jurisdiction of Canada and has concurrently executed and delivered the Accredited Investor Status Certificate in the form attached hereto as Schedule A and has initialled indicating that the Subscriber satisfies the category of "accredited investor" set forth in paragraph (p) or (q) thereof; or
>
>   (ii)   the Subscriber is acting as agent for one or more disclosed principals, each of which principal is purchasing as a principal for its own account, not for the benefit of any other person, and not with a view to the resale or distribution of all or any of the Units, and each of which principals complies with subsection 5(g) below;

(g)   <u>Subscriber Has Benefit of Statutory Exemptions.</u> Unless the Subscriber complies with the provisions of subsection 5(f) hereof, the Subscriber fully complies with one of the criteria set forth below:

[MARK BELOW THE CATEGORY WHICH DESCRIBES YOU]

(i)   ☐   it is a resident of a Designated Province and is an "accredited investor" as such term is defined in NI 45-106 and specifically represents and warrants that one or more of the categories set forth in the Accredited Investor Status Certificate correctly, and in all respects, describes the Subscriber and the Subscriber has so indicated by marking the box next to the category which so describes it and executing and delivering a copy of the Accredited Investor Status Certificate attached hereto as Schedule A with this Subscription Agreement and if the Subscriber is purchasing Units as an "accredited investor" as defined in paragraph (m) of the definition of "accredited investor" in NI 45-106 it is not a person created or used solely to purchase or hold securities as an "accredited investor"; or

(ii)   ☐   it is a resident of British Columbia or Alberta and in the case of subclauses D, E and F, and if applicable H or I, it has completed and duly executed Schedule B, and it is:

[CIRCLE THE APPROPRIATE SUBCLAUSE A - I]

A.   a "director", "executive officer" or "control person" (as such terms are defined in NI 45-106 and reproduced in Schedule A to this Subscription Agreement) of the Corporation or of an affiliate of the Corporation; or

B.   a spouse, parent, grandparent, brother, sister or child of any person referred to in subclause A above; or

C.   a parent, grandparent, brother, sister or child of the spouse of any person referred to in subclause A above; or

D.   a "close personal friend" (within the meaning thereof as set out in Companion Policy 45-106CP to NI 45-106) of any person referred to in subclause A above and; or

E.   a "close business associate" (within the meaning thereof as set out in Companion Policy 45-106CP to NI 45-106) of any person referred to in subclause A above; or

F.   a "founder" (as such term is defined in NI 45-106 and reproduced in Schedule A to this Subscription Agreement) of the Corporation or a spouse, parent, grandparent, brother, sister, child, close personal friend or close business associate of a founder of the Corporation; or

G.   a parent, grandparent, brother, sister or child of the spouse of a founder of the Corporation; or

H.   a person or company of which a majority of the voting securities are beneficially owned by, or a majority of the directors are, persons referred to in subclauses A to G above; or

I.   a trust or estate of which all of the beneficiaries or a majority of the trustees are persons described in subclauses A to G above; or

(Note: for the purposes of subparagraphs (D) and (F) above, a person is not a" close personal friend" solely because the individual is a relative or a member of the same organization, association or religious group or because the individual is a client, customer or former client or customer, nor is an individual a close personal friend as a result of being a close personal friend of a close personal friend of one of the listed individuals above, rather the relationship must be direct. A close personal friend is one who knows the

director, executive officer, founder or control person well enough and has known them for a sufficient period of time to be in a position to assess their capabilities and trustworthiness. Further, for the purposes of subparagraphs (E) and (F) above, a person is not a "close business associate" if the person is a casual business associate or a person introduced or solicited for purposes of purchasing securities nor is the individual a close business associate solely because the individual is a client, customer, former client or customer, nor is the individual a close business associate if they are a close business associate of a close business associate of one of the listed individuals above, rather the relationship must be direct. A close business associate is an individual who had sufficient prior dealings with the director, executive officer, founder or control person to be in a position to assess their capabilities and trustworthiness.)

(iii)   ☐   it is a resident of Ontario and it has purchased the Units as principal and it is:

[CIRCLE THE APPROPRIATE SUBCLAUSE A - D]

A.   a founder of the Corporation;

B.   an affiliate of a founder of the Corporation;

C.   a spouse, parent, brother, sister, grandparent or child of an executive officer, director or founder of the Corporation; or

D.   a person that is a control person of the Corporation; or

(iv)   ☐   it is resident in one of the Designated Provinces and is purchasing the Units as principal and is purchasing a sufficient number of Units such that the aggregate acquisition cost to the Subscriber is not less than $150,000, paid in cash at the time of the trade; provided however that the Subscriber has not been created or used solely to purchase or hold securities in reliance on this exemption; or

(v)   ☐   it is an "employee", "executive officer", "director" or "consultant" (as such terms (other than employee) are defined in NI 45-106 and reproduced in Appendix A to this Subscription Agreement) of the Corporation or a related entity of the Corporation or a permitted assign (as defined in NI 45-106) of such person and its participation in the trade is voluntary, meaning it is not induced to participate in the trade by expectation of employment or continued employment with the Corporation or a related entity of the Corporation; or

(vi)   ☐   it is a resident of a jurisdiction referred to in the preceding paragraphs but it is not purchasing thereunder, and instead is purchasing pursuant to a statutory exemption or an exemption order permitting such purchase, which exemption or order has the effect of eliminating any requirement for a prospectus or similar disclosure document in respect of the purchase of Units by the Subscriber, the details of which are disclosed to the Corporation to its satisfaction;

(h)   **Residents of Other Jurisdictions.** If the Subscriber is a resident of any jurisdiction not referred to in subsection 5(g) it complies with all requirements under applicable securities legislation and shall deliver to the Corporation such particulars of the exemption(s) and the Subscriber's qualifications thereunder as the Corporation may reasonably request:

(i)   **No Undisclosed Information.** The Subscriber's Units are not being purchased by the Subscriber as a result of any material information concerning the Corporation that has not been publicly disclosed and the Subscriber's decision to enter into this Subscription Agreement and acquire the Subscriber's Units has not been made as a result of any oral or written representation as to fact or otherwise made by or on behalf of the Corporation or any other person and is based entirely upon currently available public information concerning the Corporation;

(j) **Investment Suitability.** The Subscriber and any beneficial purchaser referred to in subsection 5(f) hereof has such knowledge and experience in financial and business affairs as to be capable of evaluating the merits and risks of the investment hereunder in the Units and is able to bear the economic risk of loss of such investment;

(k) **Aggregate Subscription Funds.** The Subscriber represents and warrants that the funds representing the Aggregate Subscription Amount which will be advanced by the Subscriber to the Corporation hereunder will not represent proceeds of crime for the purposes of the *Proceeds of Crime (Money Laundering) and Terrorist Financing Act* (Canada) (the "**PCMLTFA**") and the Subscriber acknowledges that the Corporation may in the future be required by law to disclose the Subscriber's name and other information relating to this Subscription Agreement and the Subscriber's subscription hereunder, on a confidential basis, pursuant to the PCMLTFA. To the best of its knowledge: (a) none of the subscription funds to be provided by the Subscriber (i) have been or will be derived from or related to any activity that is deemed criminal under the laws of Canada, the United States of America, or any other jurisdiction or (ii) are being tendered on behalf of a person or entity who has not been identified to the Subscriber; and (b) it shall promptly notify the Corporation if the Subscriber discovers that any of such representations ceases to be true and provide the Corporation with appropriate information in connection therewith; and

(l) **Further Acknowledgments.** The Subscriber acknowledges that:

(i) no securities commission or similar regulatory authority has reviewed or passed on the merits of the Units;

(ii) there is no government or other insurance covering the Units;

(iii) there are risks associated with the purchase of the Units;

(iv) there are restrictions on the Subscriber's (and if applicable, each beneficial purchaser for whom the Subscriber is contracting hereunder) ability to resell the Securities and it is the responsibility of the Subscriber (and if applicable, each beneficial purchaser for whom the Subscriber is contracting hereunder) to find out what those restrictions are and to comply with them before selling the Securities;

(v) the Corporation has advised the Subscriber that the Corporation is relying on exemptions from the requirements to provide the Subscriber with a prospectus under the applicable securities legislation of the province or territory in which the Subscriber is resident, and, as a consequence of acquiring Units pursuant to these exemptions, certain protections, rights and remedies provided by the applicable securities legislation of the province or territory in which the Subscriber is resident, including statutory or contractual rights of rescission or damages, will not be available to the Subscriber;

(vi) all certificates representing Common Shares and Warrants held by the Subscriber will have a legend affixed thereto which describes certain resale restrictions applicable under Securities Laws applicable in the Designated Provinces and, if applicable, the United States; and

(vii) except for this Subscription Agreement, it has relied solely upon publicly available information relating to the Corporation and not upon any verbal or written representation as to fact or otherwise made by or on behalf of the Corporation.

The Subscriber acknowledges and agrees that the foregoing representations, warranties and acknowledgments are made by it with the intention that they may be relied upon in determining its eligibility or (if applicable) the eligibility of others on whose behalf it is contracting hereunder to purchase the Units under applicable Securities Laws. The Subscriber further agrees that acceptance of delivery of certificates for the Common Shares and Warrants by or on behalf of the Subscriber on the Closing Date, it shall be representing and warranting that the foregoing representations and warranties are true and correct as at the Closing Time with the same force and effect as if they had been made by the Subscriber at the Closing Time and that they shall survive the purchase by the Subscriber of the Units and shall continue in full force and effect notwithstanding any subsequent disposition by the Subscriber of the Securities. The Subscriber undertakes to notify the Corporation immediately of any change in any representation, warranty or other information relating to the Subscriber set forth herein which takes place prior to the Closing Time.

7.   **U.S. Matters.** The Subscriber:

(a)   **No U.S. Registration.** The Subscriber is aware that the Securities have not been registered and will not be registered under the U.S. Securities Act or the securities laws of any state and the Securities may not be offered or sold in the United States without registration under the U.S. Securities Act or compliance with requirements of an exemption from registration, and any hedging transactions involving the Securities may not be conducted unless in accordance with the U.S. Securities Act;

(b)   **No Sale in the U.S.** The Subscriber acknowledges the Units have not been offered to the Subscriber in the United States, and the individuals making the order to purchase the Units or executing and delivering this Subscription Agreement on behalf of the Subscriber were not in the United States when the order was placed and this Subscription Agreement was executed and delivered;

(c)   **Not a U.S. Person.** The Subscriber is not a "U.S. Person" (as defined in Regulation S under the U.S. Securities Act ("Regulation S"), which definition includes, but is not limited to, an individual resident in the United States, an estate or trust of which any executor or administrator or trustee, respectively, is a U.S. Person and any partnership or corporation organized or incorporated under the laws of the United States) and is not purchasing the Units on behalf of, or for the account or benefit of, a person in the United States or a U.S. Person;

(d)   **Will Not Sell in U.S.** The Subscriber undertakes and agrees that it will not offer or sell the Securities in the United States unless in accordance with the provisions of Regulation S or such Securities are registered under the U.S. Securities Act and the securities laws of all applicable states of the United States or an exemption from such registration requirements is available, and further that it will not resell the Securities except in accordance with the provisions of applicable securities laws. The Subscriber further undertakes and agrees not to engage hedging transactions with regard to such Securities unless in compliance with the U.S. Securities Act;

(e)   **Offshore Transaction.** The Subscriber agrees that it is acquiring the Units in an offshore transaction pursuant to Regulation S, promulgated under the U.S. Securities Act, and hereby represents to the Corporation as follows:

(i)   the Subscriber is outside the United States when receiving and executing this Subscription Agreement; and

(ii)   the Subscriber has not acquired the Units as a result of, and will not itself engage in, any "directed selling efforts" (as defined in Regulation S) in the United States in respect of the Units which would include any activities undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for the resale of the Securities; provided, however, that the Subscriber may sell or otherwise dispose of the Securities pursuant to registration of the Securities under the U.S. Securities Act and any applicable state and provincial securities laws or under an exemption from such registration requirements and as otherwise provided herein;

8.   **Regulatory Approval.** The obligations of the parties hereunder are subject to acceptance of the terms of the Offering by the required regulatory approvals.

9.   **Covenants of the Subscriber.** The Subscriber will:

(a)   not resell any of the Securities acquired (directly or indirectly) hereunder, in whole or in part, directly or indirectly, except in accordance with the provisions of applicable Securities Laws;

(b)   execute, deliver, file and otherwise assist the Corporation in filing such further reports, undertakings, agreements, documents and writings, do all acts and things, and provide such further assurances as may be required to give effect to this Subscription Agreement as required, and, without limiting the generality of the foregoing, will execute and deliver all documents, agreements and writings and provide such assurances, undertakings, information and investment letters as may be required from time to time by the Securities Commissions or other regulatory authorities having jurisdiction over the Corporation's affairs or as may be required under the applicable Securities Laws with respect to the issue and resale of the Securities issued under this offering; and

(c)   provide the Corporation and applicable securities regulatory authorities, on request, particulars as to the identity of any undisclosed principals as may be required by the Corporation.

10.   **No Representations.** The Subscriber acknowledges that no person has made to the Subscriber any written or oral representations that any person will resell or repurchase the Offered Securities, that any person will refund the Subscription Price of the Units, or to the future price or value of the Common Shares. In addition, except as provided in this Subscription Agreement, the Subscriber has relied solely upon publicly available information relating to the Corporation and not upon any verbal or written representation as to fact or otherwise made by or on behalf of the Corporation.

11.   **Subscriber's Expenses.** The Subscriber acknowledges and agrees that all costs and expenses incurred by the Subscriber (including any fees and disbursements of special counsel retained by the Subscriber) relating to the purchase of the Units shall be borne by the Subscriber.

12.   **Legal and Tax Advice.** The Subscriber acknowledges and agrees that it is solely responsible for obtaining such legal advice and tax advice as it considers appropriate in connection with the execution, delivery and performance by it of this Subscription Agreement and the completion of the transactions contemplated hereby. The Subscriber further acknowledges and agrees that the Corporation's legal counsel is acting exclusively on the Corporation's behalf and not as counsel to the Subscriber.

13.   **Indemnity.** The Subscriber agrees that the representations, warranties and covenants of the Subscriber herein will be true and correct both as of the execution of this Subscription Agreement and as of the Closing Time and will survive the completion of the issuance of the Units. The representations, warranties and covenants of the Subscriber herein are made with the intent that they be relied upon by the Corporation in determining the eligibility of a purchaser of Units The Subscriber agrees to indemnify and hold harmless the Corporation, its directors, officers, employees, agents, partners, advisers, affiliates and shareholders from and against any and all loss, liability, claim, damage and expense (including, but not limited to, any and all fees, costs and expenses reasonably incurred in investigating, preparing or defending against any claim, law suit, administrative proceeding or investigation whether commenced or threatened) arising out of or based upon any representation or warranty of the Subscriber contained herein or in any document furnished by the Subscriber to the Corporation in connection herewith being untrue in any material respect or any breach or failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any document furnished by the Subscriber to the Corporation in connection herewith.

14.   **Assignment.** The terms and provisions of this Subscription Agreement shall be binding upon and enure to the benefit of the Subscriber, the Corporation and their respective successors and assigns; provided that this

Subscription Agreement shall not be assignable by the Subscriber without the prior written consent of the Corporation.

15.   **Personal Information.** This Subscription Agreement and the schedules hereto require the Subscriber to provide certain personal information to the Corporation. Such information is being collected by the Corporation for the purposes of completing this offering of Common Shares, which includes, without limitation, determining the Subscriber's eligibility to purchase the Common Shares under applicable Securities Laws, preparing and registering certificates representing Common Shares to be issued to the Subscriber and completing filings required by any securities regulatory authority. The Subscriber's personal information may be disclosed by the Corporation to: (a) stock exchanges and securities regulatory authorities, (b) the Corporation's registrar and transfer agent, and (c) any of the other parties involved in this offering of Common Shares, including the Corporation's legal counsel. By executing this Subscription Agreement, the Subscriber is deemed to be consenting to the foregoing collection, use and disclosure of the Subscriber's personal information. The Subscriber specifically consents to the disclosure of personal information to the TSX Venture Exchange as such information is defined in Appendix 6A to the TSX Venture Exchange policies should that be required in future listing applications. The Subscriber also consents to the filing of copies or originals of any of the Subscriber's documents described in this Subscription Agreement as may be required to be filed with any securities regulatory authority in connection with the transactions contemplated by this Subscription Agreement and the inclusion of them in the closing books prepared in connection with the transactions contemplated by this Subscription Agreement. The Subscriber hereby acknowledges that it has been notified by the Corporation: (i) of the delivery to the Ontario Securities Commission (the "**OSC**") of the Subscriber's personal information; (ii) that the Subscriber's personal information is being collected indirectly by the OSC under the authority granted to it in the securities legislation; (iii) the Subscriber's personal information is being collected for the purposes of the administration and enforcement of the securities legislation of Ontario; and (iv) the contact information of the public official in Ontario who can answer questions about the OSC's indirect collection of personal information is, Administrative Assistant to the Director of Corporate Finance, the Ontario Securities Commission, Suite 1903, Box 5520, Queen Street West, Toronto, Ontario, M5H 3S8, telephone (416) 593-8086, facsimile (416) 593-8252.

16.   **Survival.** All representations, warranties, agreements and covenants made or deemed to be made by the Subscriber herein will survive Closing of the Offering.

17.   **Governing Law.** This Subscription Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein. The Subscriber, on its own behalf and, if applicable, on behalf of others for whom it is contracting hereunder, and the Corporation hereby irrevocably attorn to the jurisdiction of the courts of the Province of Alberta with respect to any matters arising out of this Subscription Agreement and agree to be bound by any suit, action or proceeding commenced in such courts and by any order or judgment resulting from such suit, action or proceeding. Each of the parties hereto irrevocably waives, to the fullest extent it may effectively do so, the defense of an inconvenient forum to the maintenance of such action or proceeding.

18.   **Facsimile Subscriptions and Counterparts.** The Corporation shall be entitled to rely on delivery by facsimile machine of an executed copy of this Subscription Agreement, including the completed schedule hereto, and acceptance by the Corporation of such facsimile copy shall be legally effective to create a valid and binding agreement between the Subscriber and the Corporation in accordance with the terms hereof. This Subscription Agreement may be executed in any number of counterparts, each of which when delivered, either in original or facsimile form, shall be deemed to be an original and all of which together shall constitute one and the same document.

19.   **Entire Agreement and Modification.** This Subscription Agreement (including the schedules hereto) contains the entire agreement of the parties hereto relating to the subject matter hereof and there are no representations, covenants or other agreements relating to the subject matter hereof except as stated or referred to herein. Subject to the terms hereof, neither this Subscription Agreement nor any provision hereof shall be modified, changed, discharged or terminated except by an instrument in writing signed by the party against whom any waiver, change, discharge or termination is sought.

20.   **Headings.** The headings contained herein are for convenience only and shall not affect the meanings or interpretation hereof.

21.   **Language.** The Subscriber acknowledges its consent and requests that all documents evidencing or relating in any way to its purchase of Units be drawn up in the English language only. Nous reconnaissons par les présentes avoir consenti et demandé que tous les documents faisant foi ou se rapportant de quelque manière à notre achat des actions accréditives soient rédigés en anglais seulement.

22.   **Time of Essence.** Time is of the essence of this Subscription Agreement.

23.   **Effective Date.** This Subscription Agreement is intended to and shall take effect on the Closing Date, notwithstanding its actual date of execution or delivery by any of the parties.

24.   **Currency.** Except if specifically stated otherwise, all dollar prices herein (including the schedules hereto) are in Canadian dollars.

25.   **Severability.** If any one or more of the provisions contained in this Subscription Agreement should be invalid, illegal or unenforceable in any respect in any jurisdiction, the validity, legality and enforceability of such provision or provisions shall not in any way be affected or impaired thereby in any other jurisdiction and the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby, unless in either case as a result of such determination this Subscription Agreement would fail of its essential purpose.

SCHEDULE A

ACCREDITED INVESTOR STATUS CERTIFICATE

The undersigned Subscriber hereby represents and warrants to the Corporation, as an integral part of the attached Subscription Agreement, that he, she or it is correctly and in all respects described by the category or categories set forth directly next to which the Subscriber has marked below.

[MARK BELOW THE CATEGORY OR CATEGORIES WHICH DESCRIBES YOU]

☐ (a)   A Canadian financial institution, or a Schedule III bank.

☐ (b)   The Business Development Bank of Canada incorporated under the *Business Development Bank of Canada Act* (Canada).

☐ (c)   A subsidiary of any person referred to in paragraphs (a) or (b), if the person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary.

☐ (d)   A person registered under the securities legislation of a jurisdiction of Canada as an adviser or dealer, other than a person registered solely as a limited market dealer under one or both of the *Securities Act* (Ontario) or the *Securities Act* (Newfoundland and Labrador).

☐ (e)   An individual registered or formerly registered under the securities legislation of a jurisdiction of Canada as a representative of a person referred to in paragraph (d).

☐ (f)   The Government of Canada or a jurisdiction of Canada, or any crown corporation, agency or wholly owned entity of the Government of Canada or a jurisdiction of Canada.

☐ (g)   A municipality, public board or commission in Canada and a metropolitan community, school board, the Comité de gestion de la taxe scolaire de l'île de Montréal or an intermunicipal management board in Québec.

☐ (h)   Any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government.

☐ (i)   A pension fund that is regulated by either the Office of the Superintendent of Financial Institutions (Canada) or a pension commission or similar regulatory authority of a jurisdiction of Canada.

☐ (j)   An individual who, either alone or with a spouse, beneficially owns, directly or indirectly, financial assets having an aggregate realizable value that before taxes, but net of any related liabilities, exceeds $1,000,000.

☐ (k)   An individual whose net income before taxes exceeded $200,000 in each of the 2 most recent calendar years or whose net income before taxes combined with that of a spouse exceeded $300,000 in each of the 2 most recent calendar years and who, in either case, reasonably expects to exceed the net income level in the current calendar year.

☐ (l)   An individual who, either alone or with a spouse, has net assets of at least $5,000,000.

☐ (m)   A person, other than an individual or investment fund, that has net assets of at least $5,000,000 as shown on its most recently prepared financial statements.

☐ (n)   An investment fund that distributes or has distributed its securities only to:

   (A)   a person that is or was an accredited investor at the time of the distribution,

   (B)   a person that acquires or acquired securities in the circumstances referred to in sections 2.10 and 2.19 of NI 45-106, or

   (C)   a person described in paragraph (A) or (B) that acquires or acquired securities under section 2.18 of NI 45-106.

☐ (o)   An investment fund that distributes or has distributed securities under a prospectus in a jurisdiction of Canada for which the regulator or, in Québec, the securities regulatory authority, has issued a receipt.

☐ (p)   A trust company or trust corporation registered or authorized to carry on business under the *Trust and Loan Companies Act* (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, acting on behalf of a fully managed account managed by the trust company or trust corporation, as the case may be.

☐ (q)   A person acting on behalf of a fully managed account managed by that person, if that person:

      (A)   is registered or authorized to carry on business as an adviser or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction, and

      (B)   in Ontario, is purchasing a security that is not a security of an investment fund.

☐ (r)   A registered charity under the *Income Tax Act* (Canada) that, in regard to the trade, has obtained advice from an eligibility adviser or an adviser registered under the securities legislation of the jurisdiction of the registered charity to give advice on the securities being traded.

☐ (s)   An entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) to (d) or paragraph (i) in form and function.

☐ (t)   A person in respect of which all of the owners of interests, direct, indirect or beneficial, except the voting securities required by law to be owned by directors, are persons that are accredited investors.

☐ (u)   An investment fund that is advised by a person registered as an adviser or a person that is exempt from registration as an adviser.

☐ (v)   A person that is recognized or designated by the securities regulatory authority or, except in Ontario and Québec, the regulator as:

      (A)   an accredited investor, or

      (B)   an exempt purchaser in Alberta or British Columbia.

Note: A summary of the meanings of certain of the terms used in this Accredited Investor Status Certificate follows the signature block below.

DATED _____, 2011

_____
Name of Subscriber (please print)

By: _____

_____
Official Capacity or Title, if any (please print)

_____
Name of Authorized Signing Authority (please print)